HELIX ENERGY SOLUTIONS GROUP, INC.
400 North Sam Houston Parkway East, Suite 400
Houston, Texas 77060
May 19, 2006

Re:	Helix Energy Solutions Group, Inc. Registration Statement on Form S-4, as amended Registration No. 333-132922

Securities and Exchange Commission	VIA EDGAR
100 F Street, N.E.	AND FACSIMILE
Judiciary Plaza
Washington, D.C. 20549
Attention: Donna Levy
Ladies and Gentlemen:
     The undersigned hereby requests that the effectiveness of its Registration Statement on Form S-4, as amended (Registration No. 333-132922) be accelerated so that such Registration Statement will become effective at 4:30 pm, EDT, on May 19, 2006, or as soon thereafter as practicable.
     The undersigned acknowledges that:
     (a) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
     (b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
     (c) the undersigned may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, HELIX ENERGY SOLUTIONS GROUP, INC.
By:	/s/ A. WADE PURSELL
	Name:	A. Wade Pursell
	Title:	Senior Vice President and Chief Financial Officer